UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*


Aspen Group, Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


04530L203
(CUSIP Number)


Goudy Park Management, LLC
1 N. Franklin Street
Suite 350
Chicago, IL 60606
312 932 8187
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2017
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the
Act (however, see the Notes)
..



SCHEDULE 13D

CUSIP No.	04530L203


1	NAMES OF REPORTING PERSONS
Goudy Park Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
752092519
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)      .
(b)      .
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
	WC
5	CHECK IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
	      .
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH	7	SOLE VOTING POWER
		861,477
	8	SHARED VOTING POWER
		0
	9	SOLE DISPOSITIVE POWER
		0
	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	861,477
12	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
	      .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	6.3%
14	TYPE OF REPORTING PERSON (See Instructions)
	OO


ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the Schedule 13D) relates to the common stock, par value $0.001 per share ( the Common Stock) of Aspen Group, Inc., a Delaware corporation (the Issuer). The principal executive offices of the Issuer are located at 1660 S. Albion Street, Suite 525, Denver, Colorado 80222.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of
(b) Goudy Park Management, LLC (the Filing Person).

(c) The Filing Persons principal business address is

(d) 1 N. Franklin Street, Suite 350, Chicago, IL 60606.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

Depending on market conditions, the Filing Person may also acquire or dispose of additional shares of the Issuer in its personal capacity, subject to Section 16(b) of the Securities Exchange Act of 1934.

Other than as described herein, the Filing Person does not have any plans that would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) (c) The information required by Items 5(a)-(c) is set forth in Rows (7)-(13) of the cover page and the footnotes thereto and is incorporated herein by reference.

(e) To the best knowledge of the Filing Person, no person, other than the Filing Person, is known to have an interest equal to 5% or more of the Issuers common stock resulting from the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided in Item 4 is incorporated herein by reference. Other than as described in this Schedule 13D, to the knowledge of the Filing Person, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.




________________________________________


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 24, 2017
Date


/s/ James W. DeYoung, Jr.
Managing Member of Goudy Park Management, LLC



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.